GenTech Holdings, Inc.

September 14, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	GenTech Holdings, Inc.

Offering Statement on Form 1-A

Post Qualification Amendment

Filed September 8, 2020

File No. 024-11055

Ladies and Gentlemen:

Gentech Holdings, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Post Qualification Amendment No. 5 to the Offering Statement on Form 1-A (“Amendment No. 5”) relating to the issuance by the Company of up to 129,400,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission provided telephonically regarding your review of the Offering Statement on Form 1-A, which was filed with the Commission on September 8, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 6. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 6.

Per your oral comments, we have adjusted throughout the disclosure statement, including footnotes to the pro forma financials to clearly identify the source of funds used in the transaction with Sinister Labs, LLC.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ David Lovatt
David Lovatt, CEO
GenTech Holdings, Inc.

cc:	William Eilers, Esq.